               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

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                         November 30, 2007               FACSIMILE: 212.451.2222

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Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Pamela A. Long; Edward M. Kelly

Re:   WHX Corporation
      Registration Statement on Form S-1
      Filed October 18, 2007
      File No. 333-146803
      Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and
      Subsequent Exchange Act Reports
      File No. 1-02394

Dear Ms. Long:

      We acknowledge receipt of the letter of comment dated November 14, 2007 from the Division of Corporation Finance (the "Comment Letter") with regard to the above-referenced matters. We have reviewed the Comment Letter with WHX
Corporation ("WHX" or the "Company") and provide the following supplemental response on its behalf. Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Amendment No. 1 to the Registration Statement on Form S-1 (the "Amendment No. 1") filed on the date hereof. Capitalized terms used herein and not separately defined have the meanings given to them in the Registration Statement.

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November 30, 2007

                                       S-1

GENERAL

1.    WE NOTE THAT INFORMATION IS OMITTED THROUGHOUT THE REGISTRATION STATEMENT.
      TO THE EXTENT PRACTICABLE, COMPLETE THE INFORMATION BEFORE AMENDING THE
      REGISTRATION STATEMENT.

      We acknowledge your comment and confirm that the information omitted throughout the Registration Statement has been completed to the extent practicable. Information which is omitted in Amendment No. 1 relates to information not yet determined and items dependent upon the offering price, such as the subscription price per share, estimated expenses and the aggregate amount of proceeds to be raised in the rights offering, and items dependent upon the effective date of the Registration Statement, such as the record date and the
Expiration Date.

2.    NUMEROUS DISCLOSURES THROUGHOUT THE REGISTRATION STATEMENT MAKE
      REFERENCES TO INDEPENDENT THIRD PARTIES, AND THE DISCLOSURES APPEAR
      BASED AT LEAST IN PART ON THE WORK PERFORMED BY THE INDEPENDENT THIRD
      PARTIES FOR WHX OR ITS SUBSIDIARIES.  FOR EXAMPLE, REFER TO "ESTIMATES
      FROM OUR ACTUARY" AND "ESTIMATES FROM WHX'S ACTUARY" ON PAGES 21, 77,
      AND F-10, "ASSISTANCE OF A THIRD PARTY SPECIALIST" ON PAGES 48 AND 60,
      "INDEPENDENT VALUATION SPECIALISTS" ON PAGE 50, "ACTUARIAL VALUATION"
      ON PAGE 51, "CONSULTATION WITH ITS ACTUARIES" ON PAGES 85 AND F-24,
      "ADVICE OF ITS ACTUARIES" ON PAGE 85, AND "ADVISED BY COUNSEL" ON PAGES
      104, F-46, AND F-109.  IDENTIFY THE INDEPENDENT THIRD PARTIES, AND
      PROVIDE THEIR CONSENTS AS REQUIRED BY RULE 436(A) OF REGULATION C UNDER
      THE SECURITIES ACT.

      The Registration Statement has been revised to remove all references to independent third party experts.

3.    DISCLOSURE INDICATES THAT WHX INTENDS TO FILE BY AMENDMENT SOME EXHIBITS,
      INCLUDING THE LEGALITY OPINION AND AMENDMENTS TO LOAN AND SECURITY
      AGREEMENTS. ALLOW US SUFFICIENT TIME TO REVIEW THE EXHIBITS BEFORE
      REQUESTING ACCELERATION OF THE REGISTRATION STATEMENT'S EFFECTIVENESS.

      We hereby acknowledge your comment and have attached the remaining exhibits to the Amendment No. 1.

4.    PLEASE NOTE THE UPDATING REQUIREMENTS OF RULE 3-12 OF REGULATION S-X.

      The Registration Statement has been revised to reflect the updated interim financial statements as of the period ended September 30, 2007.

REGISTRATION STATEMENT'S FACING PAGE

5.    INCLUDE WHX'S SIC CODE NUMBER AS REQUIRED BY FORM S-1.

      The requested change has been made to the cover page of the Registration
Statement.

November 30, 2007

RECENT DEVELOPMENTS, PAGE 4

6.    IDENTIFY THE MANUFACTURER WITH WHOM H&H ENTERED INTO THE SEPTEMBER 19,
      2007 AGREEMENT TO PURCHASE ITS OUTSTANDING COMMON STOCK.

      The requested change has been made. See page [4] of the Registration
Statement.

OVERSUBSCRIPTION RIGHTS, PAGES 6 AND 29; WHAT IS THE OVERSUBSCRIPTION RIGHT?,
PAGE 12; PROTECTION MECHANICS, PAGE 37

7.    DISCLOSURE STATES THAT TO MAXIMIZE THE OFFERING'S PROCEEDS, STOCKHOLDER
      REDUCTIONS MAY NOT BE MADE PROPORTIONATELY "IN CERTAIN CIRCUMSTANCES."
      DESCRIBE BRIEFLY WHAT THE PHRASE "IN CERTAIN CIRCUMSTANCES" ENCOMPASSES.

      The Registration Statement has been revised in response to this comment.
See pages 6, 11, 29 and 38 of the Registration Statement.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES, PAGE 7; WHAT ARE THE
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF EXERCISING MY
SUBSCRIPTION RIGHTS?, PAGE 16; MATERIAL UNITED STATES FEDERAL INCOME TAX
CONSEQUENCES, PAGE 132

8.    EXPLAIN WHY WHX IS UNABLE TO PROVIDE "WILL NOT," "WILL," AND "WILL BE"
      RATHER THAN "SHOULD NOT," "SHOULD," AND "SHOULD BE" CONCLUSIONS ON THE
      UNITED STATES FEDERAL INCOME TAX CONSEQUENCES, AND DISCLOSE ANY RISKS TO
      HOLDERS RESULTING FROM THE UNCERTAINTY.

      The Registration Statement has been revised to provide "will not," "will,"
and "will be" rather than "should not," "should," and "should be" conclusions on the United States federal income tax consequences to a holder of WHX's common stock on the receipt and exercise of subscription rights under the rights offering. See pages 7, 15 and 141 in the Registration Statement.

9.    SINCE THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES APPEAR MATERIAL
      TO AN INVESTOR AND WHX MAKES A REPRESENTATION OF THE TAX CONSEQUENCES
      IN THE REGISTRATION STATEMENT, ITEM 601(B)(8) OF REGULATION S-K
      REQUIRES THAT WHX FILE A TAX OPINION SUPPORTING THE TAX MATTERS AND
      CONSEQUENCES DESCRIBED IN THE REGISTRATION STATEMENT.  PLEASE FILE THE
      TAX OPINION AND RELATED CONSENT AS EXHIBITS TO THE REGISTRATION
      STATEMENT.  IN ADDITION, PLEASE NAME TAX COUNSEL HERE, AND DISCLOSE TAX
      COUNSEL'S CONCLUSION HERE IN YOUR SUMMARY.

      The Registration Statement has been revised to remove any making of a representation of the tax consequences to a holder of WHX's common stock upon the receipt and exercise of subscription rights under the rights offering. Since no representation of the tax consequences is set forth in the Registration
Statement, Item 601(b)(8) of Regulation S-K does not require WHX to file a tax opinion as an exhibit thereto.

November 30, 2007

10.   IF WHX ELECTS TO FILE A SHORT FORM TAX OPINION, NOTE THAT THE OPINION
      FILED AS AN EXHIBIT AND THE REGISTRATION STATEMENT BOTH MUST STATE CLEARLY
      THAT THE DISCUSSION IN THE REGISTRATION STATEMENT CONSTITUTES THE OPINION.
      NEITHER THE OPINION NOR THE REGISTRATION STATEMENT MAY STATE MERELY THAT
      THE DISCUSSION IN THE REGISTRATION STATEMENT IS A FAIR AND ACCURATE
      SUMMARY OF THE TAX CONSEQUENCES.

      Please see our response to comment 9 above.

HOW WAS THE $[---] PER SHARE SUBSCRIPTION PRICE ESTABLISHED?, PAGE 13; THE
SUBSCRIPTION PRICE DETERMINED FOR THIS OFFERING IS NOT AN INDICATION OF OUR
VALUE, PAGE 26; SUBSCRIPTION PRICE, PAGE 35

11.   IDENTIFY THE INDEPENDENT LEGAL COUNSEL AND THE FINANCIAL ADVISOR THAT
      ADVISED THE BOARD OF DIRECTORS' SPECIAL COMMITTEE.

      The requested change has been made. See pages 12, 26 and 35 of the
Registration Statement.

RISK FACTORS, PAGE 18

12.   THIS SECTION'S FIRST PARAGRAPH INCLUDES THE PHRASE "AS WELL AS OTHER RISKS
      NOT CURRENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL." SINCE WHX
      MUST DISCLOSE ALL RISKS THAT IT BELIEVES ARE MATERIAL, DELETE THIS PHRASE.

      The Registration Statement has been revised in response to this comment.

OUR RESULTS OF OPERATIONS MAY BE NEGATIVELY AFFECTED BY VARIATIONS IN
INTEREST RATES, PAGE 23; INTEREST RATE RISK, PAGE 89

13.   DISCLOSURE STATES THAT WHX'S CREDIT FACILITIES ARE VARIABLE RATE
      OBLIGATIONS. QUANTIFY IN DOLLAR AMOUNTS THE EFFECT THAT A ONE PERCENT
      INCREASE OR DECREASE IN INTEREST WOULD HAVE ON WHX'S OBLIGATIONS UNDER ITS
      CREDIT FACILITIES.

      The Registration Statement has been revised in response to this comment.
See pages 23 and 94 of the Registration Statement.

LITIGATION COULD AFFECT OUR PROFITABILITY, PAGE 24

14.   DISCLOSURE STATES THAT WHX MAKES ACCRUALS AS IT BELIEVES WARRANTED. STATE
      THE AMOUNTS OF ACCRUALS THAT WHX HAS MADE AS OF THE LATEST DATE
      PRACTICABLE.

      The Registration Statement has been revised in response to this comment.
See page 24 of the Registration Statement.

November 30, 2007

SUBSCRIPTION PRICE, PAGE 35

15.   PLEASE REVISE TO EXPLAIN IN MORE DETAIL HOW THE BOARD OF DIRECTORS'
      SPECIAL COMMITTEE DETERMINED THE SUBSCRIPTION PRICE, INCLUDING THE
      MATERIAL DIFFERENCES BETWEEN THE PER SHARE SUBSCRIPTION PRICE AND THE FAIR
      VALUE OF THE COMMON STOCK AS OF THE MOST RECENT DATE PRACTICABLE. PLEASE
      USE QUANTIFICATION IN YOUR REVISED DISCLOSURE.

      The requested change has been made. See page 35 of the Registration
Statement.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS, PAGE 50

16.   FOR ANY CREDIT FACILITY OR OTHER FINANCIAL INSTRUMENT THAT REQUIRES WHX OR
      ITS SUBSIDIARIES TO SATISFY SPECIFIED FINANCIAL RATIOS AND TESTS, STATE
      WHAT THE LIMITS OF ALL MATERIAL FINANCIAL RATIOS AND TESTS ARE. FURTHER,
      STATE WHETHER WHX AND ITS SUBSIDIARIES ARE IN COMPLIANCE WITH THE RATIOS
      AND TESTS AS OF THE MOST RECENT DATE PRACTICABLE.

      The requested changes have been made. See pages 18, 67, 70, 76 and 78-81 of the Registration Statement.

SUMMARY OF COMMITMENTS, PAGE 79

17.   IN BOTH OF YOUR TABLES OF CONTRACTUAL OBLIGATIONS ON PAGES 79-80, PLEASE
      INCLUDE A TOTAL ROW AT THE BOTTOM OF EACH TABLE.

      The Registration Statement has been revised in response to this comment.
See page 83 of the Registration Statement.

RAW MATERIALS, PAGE 96

18.   CLARIFY WHETHER THE RAW MATERIALS USED BY H&H IN ITS NON-PRECIOUS METAL
      OPERATIONS IS READILY AVAILABLE FROM MORE THAN ONE SOURCE. SEE ITEM
      101(C)(1)(III) OF REGULATION S-K. WE NOTE THE DISCLOSURE THAT ALL PRECIOUS
      METAL RAW MATERIALS USED BY II&H IS READILY AVAILABLE FROM SEVERAL
      SOURCES.

      The Registration Statement has been revised to clarify. See page 101 of the Registration Statement.

CAPITAL INVESTMENTS, PAGE 97

19.   DISCLOSURE STATES THAT H&H ANTICIPATES ITS CAPITAL EXPENDITURES WILL
      APPROXIMATE DEPRECIATION, ON AVERAGE, OVER THE NEXT FEW YEARS. QUANTIFY
      H&H ANTICIPATED CAPITAL EXPENDITURES.

      We hereby acknowledge your comment and advise that at the present time H&H does not have a budget for capital expenditures over the next few years.

November 30, 2007

Therefore, the Company is unable to quantify H&H's anticipated capital expenditures. The Registration Statement has been revised to clarify. See page
102 of the Registration Statement.

PATENTS AND TRADEMARKS, PAGE 99

20.   STATE THE DURATION OF MATERIAL PATENTS. SEE ITEM 101 (C)(1)(IV) OF
      REGULATION S-K.

      The Registration Statement has been revised in response to this comment.
See page 104 of the Registration Statement.

ARISTA DEVELOPMENT LLC V. HANDY & HARMAN ELECTRONIC MATERIALS CORPORATION, PAGES
102, F-45, AND F-108

21.   DISCLOSURE STATES THE PLAINTIFF ALLEGES THAT H&H IS LIABLE FOR "CERTAIN
      CONSEQUENTIAL DAMAGES." SPECIFY WHAT THE CONSEQUENTIAL DAMAGES ARE, AND,
      IF APPLICABLE, QUANTIFY THEIR AMOUNT. SEE ITEM 103 OF REGULATION S-K AND
      THE ITEM'S INSTRUCTIONS.

      The Registration Statement has been revised to state that no dollar amount of damages has been alleged and accordingly it is not possible for the Company to quantify the amount of consequential damages at this time. See pages 108,
F-45 and F-107 of the Registration Statement.

COMPENSATION BENCHMARKING AND PEER GROUP, PAGE 113

22.   YOUR SUBHEADING AND DISCLOSURE INDICATE THAT YOU HAVE ENGAGED IN
      BENCHMARKING OF TOTAL COMPENSATION OR MATERIAL ELEMENTS OF COMPENSATION.
      PLEASE IDENTIFY THE COMPARABLE COMPANIES IN YOUR REVISED PROSPECTUS.
      PLEASE REFER TO ITEM 402(B)(2)(XIV) OF REGULATION S-K. ALTERNATIVELY,
      PLEASE EXPLAIN TO US WHY YOUR USE OF FINDINGS FROM YOUR COMPENSATION
      CONSULTANT IS NOT BENCHMARKING. WE MAY HAVE FURTHER COMMENT BASED ON YOUR
      RESPONSE.

      WHX has not engaged in benchmarking of total compensation or material elements of compensation. Accordingly, the Registration Statement has been revised to clarify. See page 119 of the Registration Statement.

23. PLEASE NAME YOUR COMPENSATION CONSULTANT.

      All references to a compensation consultant have been removed in Amendment
No. 1.

DISCRETIONARY ANNUAL CASH PERFORMANCE-BASED INCENTIVES, PAGE 113; SHORT TERM
INCENTIVE PLAN, PAGE 121

24. DISCLOSURES STATE THAT:

      o     THE BOARD OF DIRECTORS' COMPENSATION COMMITTEE HAS ADOPTED A SHORT
            TERM INCENTIVE PLAN WITH TWO COMPONENTS: A RETURN ON INVESTED
            CAPITAL COMPONENT AND A COMPONENT BASED ON THE ACHIEVEMENT OF
            PRE-DETERMINED INDIVIDUAL OBJECTIVES.

November 30, 2007

      o     NO BONUS WILL BE PAID IF EITHER COMPONENT IS BELOW A PREDETERMINED
            THRESHOLD.

      DISCLOSE WHAT THE PREDETERMINED THRESHOLD OF BOTH COMPONENTS IS FOR EACH
      EXECUTIVE OFFICER. IF WHX BELIEVES THAT DISCLOSURE OF THE THRESHOLD FOR
      EITHER COMPONENT WOULD CAUSE ITS COMPETITIVE HARM, USING THE STANDARD WHX
      WOULD USE IF REQUESTING CONFIDENTIAL TREATMENT, DISCUSS THIS
      SUPPLEMENTALLY. SEE INSTRUCTION 4 TO ITEM 402(B) OF REGULATION S-K.

      The Registration Statement has been revised in response to this comment.
See pages 120 and 128 of the Registration Statement.

25.   DISCLOSURE ON PAGE 114 THAT THE MAXIMUM PERCENTAGE OF BASE SALARY THAT MAY
      BE EARNED BY THE NAMED EXECUTIVE OFFICERS IS 100% APPEARS INCONSISTENT
      WITH DISCLOSURE ON PAGE 121 THAT THE MAXIMUM PERCENTAGE OF BASE SALARY
      THAT MAY BE EARNED BY THE PARTICIPANTS RANGES FROM 40% TO 80%. PLEASE
      RECONCILE THE DISCLOSURES.

      The Registration Statement has been revised to reconcile the inconsistent disclosures regarding the maximum percentage of base salary that may be earned by the named executive officers. The Registration Statement now discloses that the maximum percentage of base salary that may be earned by the named executive officers is 40% to 80%. See page 120 of the Registration Statement.

PERQUISITES AND OTHER COMPENSATION, PAGE 115

26.   DISCLOSURE STATES THAT WHX PROVIDES PERSONAL BENEFITS AND PERQUISITES TO
      SOME OF ITS NAMED EXECUTIVE OFFICERS, INCLUDING FOR "VARIOUS OTHER
      MATTERS." SPECIFY WHAT THE PHRASE "VARIOUS OTHER MATTERS" ENCOMPASSES.

      The Registration Statement has been revised in response to this comment.
See page 121 of the Registration Statement.

NARRATIVE DISCLOSURE TO SUMMARY COMPENSATION TABLE, PAGE 116

27.   DISCLOSURE STATES THAT THE BOARD OF DIRECTORS' COMPENSATION COMMITTEE
      ADOPTED INCENTIVE ARRANGEMENTS FOR MESSRS. WARREN G. LICHTENSTEIN AND
      GLEN M. KASSAN ON JULY 6, 2007.  EXPLAIN THE COMMITTEE'S REASONS FOR
      ADOPTING THE INCENTIVE ARRANGEMENTS.  ALSO INDICATE WHETHER THE
      ARRANGEMENTS ARE BASED ON SPECIFIED TARGETS OR OBJECTIVES, AND, IF SO,
      DISCLOSE THE TARGETS OR OBJECTIVES.  IF WHX BELIEVES THAT DISCLOSURE OF
      THE TARGETS OR OBJECTIVES WOULD CAUSE IT COMPETITIVE HARM, USING THE
      STANDARD WHX WOULD USE IF REQUESTING CONFIDENTIAL TREATMENT, DISCUSS
      THIS SUPPLEMENTALLY.  SEE INSTRUCTION 4 TO ITEM 402(B) OF REGULATION
      S-K.

      The Registration Statement has been revised to clarify how incentive payments are calculated pursuant to certain arrangements adopted by the board of directors' compensation committee. Payments to Messrs. Lichtenstein and Kassan

November 30, 2007

under the arrangements are not based on specified targets or objectives, other than the Company's stock price. The arrangements were adopted by the board of directors' compensation committee to provide performance incentives for Messrs.
Lichtenstein and Kassan. See page 123 of the Registration Statement.

LONG TERM INCENTIVE PLAN, PAGE 122

28,   DISCLOSURE STATES THAT THE LTIP COMPONENT OF THE BONUS PLAN IS BASED ON
      A COMBINATION OF THE ACHIEVEMENT OF SALES TARGETS AND ROIC TARGETS OVER
      THE THREE FISCAL YEARS BEGINNING IN 2007.  IF MATERIAL, PLEASE DISCLOSE
      WHAT THE SALES AND ROIC TARGETS ARE FOR EACH EXECUTIVE OFFICER.  IF WHX
      BELIEVES THAT DISCLOSURE OF THE TARGETS WOULD CAUSE ITS COMPETITIVE
      HARM, USING THE STANDARD WHX WOULD USE IF REQUESTING CONFIDENTIAL
      TREATMENT, DISCUSS THIS SUPPLEMENTALLY.  SEE INSTRUCTION 4 TO ITEM
      402(B) OF REGULATION S-K.  ALTERNATIVELY, IF YOU HAVE CONCLUDED THAT
      DISCLOSURE OF THESE SALES AND ROIC TARGETS IS NOT MATERIAL, PLEASE GIVE
      US YOUR SUPPLEMENTAL ANALYSIS THAT EXPLAINS THE BASIS FOR YOUR
      CONCLUSION.

      The Registration Statement has been revised in response to this comment.
See page 129 of the Registration Statement.

DIRECTOR COMPENSATION, PAGE 122

29.   DISCLOSURE IN FOOTNOTE (1) STATES THAT MR. GAREN W. SMITH AND HIS WIFE
      ALSO RECEIVE MEDICAL BENEFITS. CONFIRM THAT WHX DOES NOT HAVE TO DISCLOSE
      THE AMOUNT OF THE MEDICAL BENEFITS BECAUSE THEY ARE LESS THAN $10,000. SEE
      INSTRUCTION 3 TO ITEM 402(K)(2)(VII) OF REGULATION S-K.

      We hereby acknowledge your comment and confirm that the amount of medical benefits received by Mr. Garen W. Smith and his wife, as valued by the Company, are less then $10,000. WHX, therefore, is not required to disclose the amount of such benefits pursuant to instruction 3 to Item 402(k)(2)(vii) of Regulation
S-K.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 124

30.   DISCLOSURE STATES THAT STEEL PARTNERS PROVIDES FINANCING TO H&H, WHX, AND
      BAIRNCO. PROVIDE HERE THE DISCLOSURES REQUIRED BY ITEM 404 OF REGULATION
      S-K.

      The Registration Statement has been revised in response to this comment.
See pages 132 and 133 of the Registration Statement.

PLAN OF DISTRIBUTION, PAGE 134

31.   PLEASE TELL US SUPPLEMENTALLY THE LEVEL OF PARTICIPATION BY DIRECTORS AND
      OFFICERS IN OFFERING THE RIGHTS. WE MAY HAVE FURTHER COMMENT BASED ON YOUR
      RESPONSE.

      Only three directors and officers own shares of WHX's common stock
(excluding options). Mr. Lichtenstein does not own any shares directly, but is

November 30, 2007

deemed to beneficially own shares owned by Steel Partners, which, as disclosed, intends to participate in the rights offering. Messrs. Klein and Smith are the only other persons in this group who own shares. Each has indicated it is their present intent to subscribe for their rights. Neither has indicated whether they have made a decision as to whether to participate in the oversubscription.

NOTE 6 -- ACQUISITION, PAGE F-18

32.   PLEASE PROVIDE US YOUR SIGNIFICANCE TESTS PURSUANT TO RULE 3-05 OF
      REGULATION S-X RELATED TO THE ACQUISITION OF ITW BUILDEX, NOW KNOWN AS OMG
      MIDWEST, BY A SUBSIDIARY OF H&H ON DECEMBER 28, 2006.

      Attached to this letter as Schedule A are our significance tests related to the acquisition of ITW Buildex, now known as OMG Midwest, by a subsidiary of
H&H on December 28, 2006.

NOTE 7 -- PENSIONS, OTHER POSTRETIREMENT AND POST-EMPLOYMENT BENEFITS, PAGE
F-19

33.   WE NOTE YOUR DISCLOSURE ON PAGES F-25 AND F-10 THAT YOU EXPECT THE MINIMUM
      FUNDING REQUIREMENT FOR THE WHX PENSION PLAN IN 2007, 2008, 2009, 2010,
      AND 2011 TO BE $10.8 MILLION, $11.0 MILLION, $8.9 MILLION, $7.0 MILLION,
      AND $2.3 MILLION. HOWEVER, WE ALSO NOTE DISCLOSURE ON PAGES 77 AND 81
      WHICH STATE THAT EXPECTED MINIMUM FUNDING REQUIREMENTS ARE $0.0 MILLION,
      $4.6 MILLION, $5.0 MILLION, $3.4 MILLION, AND $1.0 MILLION FOR 2008, 2009,
      2010, 2011, AND 2012. PLEASE ADVISE OR REVISE.

      We hereby acknowledge your comment and advise that the notes to the 2006 financial statements differ from the current disclosure and the disclosure in the notes to the financial statements for the interim period ended September 30,
2007 because the Company made a payment on September 12, 2007 to the WHX Pension
Plan of $13.0 million, which exceeded the minimum required contribution under
ERISA. As a result of such accelerated contribution, WHX's required contributions to the WHX Pension Plan over the next five years are expected to decline. The Registration Statement has been revised to clarify.

NOTE 8 -- INCOME TAXES, PAGE, F-31

34.   PLEASE REVISE YOUR FILING TO EXPLAIN THE DECREASE IN THE VALUATION
      ALLOWANCE FOR CURRENT DEFERRED TAX ITEMS AS SHOWN ON PAGE F-32. REFER TO
      PARAGRAPH 26 OF SFAS 109.

      The Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A") section of the Registration Statement has been revised in response to this comment. See pages 60 and F-32 of the Registration
Statement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-56

35.   WE NOTE THE DISCLAIMER OPINION ISSUED BY GRANT THORNTON (GT) ON BOTH
      BAIRNCO MANAGEMENT'S ASSESSMENT AND THE EFFECTIVENESS OF BAIRNCO'S
      INTERNAL CONTROL OVER FINANCIAL REPORTING.  WE ALSO NOTE THE RISK
      FACTOR ON PAGE 25 OF THE DOCUMENT STATING AS SUCH.  WE BELIEVE THAT A
      DISCLAIMER OPINION ON INTERNAL CONTROL OVER FINANCIAL REPORTING IS SO

November 30, 2007

      SIGNIFICANT THAT EXPANDED DISCLOSURE OF THE FACTS AND CIRCUMSTANCES
      SURROUNDING SUCH ISSUANCE IS WARRANTED.  THEREFORE, AT A MINIMUM,
      PLEASE REVISE YOUR RISK FACTOR TO:

      o     DISCLOSE THE SPECIFIC REASON(S) WHY GT ISSUED SUCH AN OPINION,
            NOTWITHSTANDING THE LANGUAGE IN THE OPINION INDICATING THAT IT WAS
            DUE TO INSUFFICIENT EVIDENCE.

      o     CLARIFY WHETHER GT IDENTIFIED ANY MATERIAL WEAKNESSES AND, IF SO,
            THE NATURE OF THOSE MATERIAL WEAKNESSES.

      o     DISCLOSE ANY MATERIAL CHANGE TO YOUR INTERNAL CONTROL OVER FINANCIAL
            REPORTING DUE TO THE ACQUISITION OF BAIRNCO PURSUANT TO EXCHANGE ACT
            RULE 15D-15(D). SEE QUESTION 3 OF "MANAGEMENT'S REPORT ON INTERNAL
            CONTROL OVER FINANCIAL REPORTING AND CERTIFICATION OF DISCLOSURE IN
            EXCHANGE ACT PERIODIC REPORTS FREQUENTLY ASKED QUESTIONS" AVAILABLE
            AT WWW.SEC.GOV.

      The Registration Statement has been revised in response to this comment.
See page 25 of the Registration Statement.

(1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE
F-63

REVENUE RECOGNITION, PAGE F-69

36.   WE NOTE THAT YOUR SALES MAY BE CATEGORIZED INTO SERVICE REVENUES AND
      RENTAL REVENUES. TO THE EXTENT MATERIAL, PLEASE REVISE YOUR STATEMENTS OF
      INCOME TO COMPLY WITH RULE 5-03(B) OF REGULATION S-X.

      The Company does not believe its service revenues and rental revenues are material. Bairnco's service revenues totaled $8.6 million in fiscal year 2006,
$6.0 million in fiscal year 2005 and $5.1 million in fiscal year 2004, each of which represented less than 5% of consolidated revenue. Bairnco's rental revenue totaled $4.8 million in fiscal year 2006, $5.1 million in fiscal year 2005 and
$5.1 million in fiscal year 2004, each of which represented less than 5% of consolidated revenue.

VENDOR REBATES, PAGE F-69

37.   REVISE YOUR FILING TO DISCLOSE THE AMOUNTS OF VENDOR REBATES THAT ARE
      ACCOUNTED FOR AS A REDUCTION IN COST OF SALES TO THE EXTENT MATERIAL. IF
      THE AMOUNTS ARE NOT MATERIAL, SO STATE.

      The Company does not believe the vendor rebates are material. Bairnco had approximately $350,000 of vendor rebates in fiscal year 2006 and less in fiscal years 2005 and 2004.

November 30, 2007

(5) ACCRUED EXPENSES, PAGE F-76

38.   PLEASE PROVIDE A BREAKDOWN OF THE LINE ITEM "OTHER ACCRUED EXPENSES" AS OF
      DECEMBER 31, 2006 AND 2005. WE NOTE THAT SUCH AMOUNTS REPRESENT 13% AND
      11% OF TOTAL LIABILITIES AT THOSE DATES. REFER TO RULE 5-02.20 OF
      REGULATION S-X.

      Attached to this letter as Schedule B is a breakdown of the line item
"Other accrued expenses" as of December 31, 2006 and 2005. No component of
"Other accrued expenses" exceeded 5% of total current liabilities, the largest individual item comprising approximately 3% of total current liabilities.

NOTE 8 - INVENTORIES, PAGE F-98

39.   TO THE EXTENT MATERIAL, REVISE YOUR DOCUMENT TO DISCLOSE THE AMOUNT OF THE
      FABRICATION CHARGES CHARGED TO YOUR CUSTOMERS FOR EACH PERIOD PRESENTED.
      DISCLOSE WHERE SUCH CHARGES ARE CLASSIFIED IN YOUR STATEMENTS OF INCOME.

      The fabrication charges charged to the Company's customers are not material and thus were not disclosed. Fabrication charges were less than $1 million in fiscal year 2006 and fiscal year 2005.

40.   YOU STATE ON PAGE F-99 THAT YOU DEFERRED $4.2 MILLION OF PROFIT ARISING
      FROM A LIQUIDATION OF LIFO INVENTORY, WHICH IS CURRENTLY BEING TREATED
      AS TEMPORARY, AND SUCH DEFERRAL IS INCLUDED IN ACCRUED LIABILITIES ON
      THE JUNE 30, 2007 BALANCE SHEET. WE NOTE THAT HAD YOU NOT DEFERRED THIS
      PROFIT AS OF THE SIX MONTHS ENDED JUNE 30, 2007, YOU WOULD HAVE NEARLY
      BROKEN EVEN.  GIVEN THE MATERIALITY OF THE DEFERRAL, PLEASE REVISE YOUR
      CRITICAL ACCOUNTING POLICIES AND ESTIMATES SECTION IN MD&A TO DISCLOSE
      THE IMPACT THAT SUCH DEFERRAL HAS CURRENTLY ON YOUR OPERATING RESULTS
      AND THE IMPACT TO YOUR OPERATING RESULTS WHEN IT IS FINALLY
      RECOGNIZED.  ALSO DISCLOSE THERE YOUR GAAP BASIS FOR SUCH TREATMENT.

      The requested disclosure has been made. See page 73 of the Registration
Statement.

NOTE 10 - DEBT, PAGE F-101

41.   WE NOTE ON PAGE F-102 THE CHINA FOREIGN LOAN FACILITY. PLEASE REVISE YOUR
      DISCLOSURE IN MD&A TO STATE THE TOTAL AMOUNT THAT MAY BE BORROWED UNDER
      THE FACILITY, THE MATURITY DATE OF THE FACILITY, AND ANY RESTRICTIONS,
      RATIOS, OR COVENANTS CONTAINED IN THE FACILITY.

      The MD&A section of the Registration Statement has been revised in response to this comment. See pages 79 and F-102 of the Registration
Statement.

NOTE 13 - COMMITMENTS AND CONTINGENCIES, PAGE F-106

42.   WE NOTE EACH OF THE LEGAL MATTERS AND ENVIRONMENTAL ACTIONS YOU DESCRIBE
      BEGINNING ON PAGE F-106. IT DOES NOT APPEAR THAT YOU HAVE PROVIDED THE

November 30, 2007

      NECESSARY DISCLOSURES REQUIRED BY PARAGRAPHS 8-10 OF SFAS 5 AS OF THE MOST
      PRACTICABLE DATE FOR THE HH EAST AND ARISTA DEVELOPMENT LITIGATION
      ACTIONS. PLEASE REVISE YOUR DOCUMENT.

      We hereby acknowledge your comment and advise that the necessary disclosures have been provided with the update of the financial statements for the interim period ended September 30, 2007 in the Registration Statement. See pages 68, 78, 106 and F-107 of the Registration Statement.

UNDERTAKINGS, PAGE 11-8

43.   SINCE THE RULE 430B UNDERTAKINGS UNDER SUBPARAGRAPHS (A) AND (B) OF (4)(I)
      AND THE ITEM 512(B) UNDERTAKING IN THE FIRST FULL PARAGRAPH AFTER (5)(IV)
      ARE INAPPLICABLE TO THIS OFFERING, PLEASE DELETE.

      The requested changes have been made.

                                      10-K

44.   INCLUDE IN FUTURE FILINGS AN EXHIBIT INDEX IMMEDIATELY BEFORE THE EXHIBITS
      AS REQUIRED BY RULE 102(D) OF REGULATION S-T.

      We hereby acknowledge your comment and confirm that any future filings will contain an exhibit index immediately before the exhibits in accordance with
Rule 102(d) of Regulation S-T.

EXHIBITS 4.18, 4.19, AND 4.20

45.   SINCE EXHIBITS 4.18, 4.19, AND 4.20 ARE NEITHER FILED WITH THE 10-K NOR
      INCORPORATED BY REFERENCE IN THE 10-K, IT IS UNCLEAR WHETHER WHX FILED THE
      EXHIBITS WITH THE COMMISSION. WE NOTE THE DISCLOSURE UNDER EXHIBITS 4.20,
      4.21, AND 4.22 IN THE EXHIBIT INDEX OF THE S-1. PLEASE REVISE IN FUTURE
      FILINGS.

      WHX has filed the exhibits referenced above with the Commission. The
Registration Statement properly discloses the filing dates of each of these exhibits. We hereby acknowledge your comment and will revise our future filings.

                                    * * * * *

                                     CLOSING

      For your convenience, under separate cover we will deliver to you:

       o     three (3) marked copies of the Amendment No. 1 to the Registration
             Statement (compared to the Registration Statement filed on
             October 18, 2007);

       o     three (3) clean copies of the Amendment No. 1 to the Registration
             Statement.

November 30, 2007

      We welcome a further discussion on any of our points addressed within this response letter. I may be reached at (212) 451-2289.

                                    Very truly yours,

                                    /s/ Adam Finerman, Esq.
                                    --------------------------------
                                    Adam Finerman, Esq.

cc:   Glen M. Kassan
      Chief Executive Officer
      WHX Corporation
      1133 Westchester Avenue
      White Plains, NY 10604

      Michael Reiner, Esq.
      Breslow & Walker LLP
      100 Jericho Quadrangle, Suite 230
      Jericho, NY 11753

November 30, 2007

                                   SCHEDULE A

              SIGNIFICANCE TESTS RELATED TO OMG MIDWEST ACQUISITION

INVESTMENT TEST
Purchase Price                                     $  26,000,000
WHX total assets 12/31/05                            296,198,000
Percentage                                                  8.78%
Required percentage                                           20%

ASSET TEST
Assets - acquired business                         $  23,706,000
WHX total assets 12/31/05                            296,198,000
Percentage                                                   8.0%
Required percentage                                           20%

INCOME TEST
EBITDA (1) - acquired business 12/31/05            $   3,095,000
WHX Pre Tax loss 12/31/05                            (28,108,000)
Percentage                                               -11.01%
Required percentage                                           20%

(1)   EBITDA was used as a substitute for pre tax income of the acquired business, which amount was not made available by the seller. Pre tax income would be lower than EBITDA. No interest was charged to the acquired business.

November 30, 2007

                                   SCHEDULE B

                         OTHER ACCRUED EXPENSES BREAKOUT
                                        12/31/2006      12/31/2005

Other Accruals                          $431,281.60    $509,644.00
Maintenance & Repair                     76,370.00      71,484.50
Royalties and Property Tax               74,000.00      25,000.00
Advertising                             (7,042.00)      11,640.50
Literature                              (5,000.00)         0.00
Trade Shows                              26,911.60      24,001.50
Supplies                                199,129.50      43,049.50
Bank Service Fees                       112,128.90      42,168.12
Workers Comp.                            22,208.60       5,920.00
Utilities                                79,862.70      39,875.00
Sales and Use tax                        9,000.00       57,000.00
Freight Out                             166,196.60      182,313.50
Travel and Entertainment                 57,589.20      69,538.00
Payroll Taxes                           (3,000.00)       2,000.00
Customer Bonus                           1,320.10          0.00
Employers Association                    1,320.10          0.00
Shutdown Reserves                        62,000.00         0.00
Current Portion of Deferred Contract     70,000.00         0.00
Dividend Payable                        497,706.00      432,880.20
Retired Directors Fees                  509,000.00         0.00
401K Plan                                  0.00          5,212.27
GST Tax                                    0.00         85,000.00
Employee Relations                         0.00          3,000.00
Deferred Service Revenue               1,000,000.00     500,000.00
Audit Fees                                 0.00         46,896.38
Pension Expense                            0.00         21,036.72
Filings                                    0.00         29,408.27
Franchise Tax                              0.00          (995.43)
Stockholder's Reports                      0.00          6,806.93
Stockholder's Transfer Fees                0.00          8,526.00
Legal Fees                               25,009.00      59,741.00
Outside Commissions                     127,767.00      180,091.00
Professional Services                   856,459.00      181,627.00
Warranty                                130,000.00      148,000.00
Accrued Interest                        220,538.00      17,254.00
Environmental                            30,916.00      46,347.00
Rent                                     80,419.00      38,159.00
Rebates                                 281,155.00      187,672.00
Recruitment/Relocation                  (1,000.00)      107,540.00
Property Taxes                          863,387.00      688,931.00
Severence                               545,000.00         0.00
Employee Benefits                       901,660.00      821,380.00

November 30, 2007

Income Taxes                            (10,000.00)        0.00
                                      -----------------------------
Total                                  $7,432,292.90  $4,698,147.96
                                      =============================